 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on February 20, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the first tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the first tranche of the 2024 programme was announced: 7 February 2024. The duration of the first tranche of the 2024 programme: 8 February to no later than 5 April 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 7 February 2024, available here: https://newsweb.oslobors.no/search?issuer=1309

From 12 February to 16 February 2024, Equinor ASA has purchased a total of 2,460,000 own shares at an average price of NOK 270.6686 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

12 February	OSE	539,129	277.7330	149,733,904.15
	CEUX	50,036	277.4672	13,883,347.60
	TQEX	10,835	277.4835	3,006,533.45
13 February	OSE	568,886	275.3954	156,668,573.20
	CEUX	39,148	274.9620	10,764,212.00
	TQEX	11,966	275.0820	3,291,631.45
14 February	OSE	595,578	263.9925	157,228,110.00
	CEUX	26,112	262.8312	6,863,047.60
	TQEX	8,310	262.8881	2,184,600.00
15 February	OSE
	CEUX
	TQEX
16 February	OSE	566,021	265.9771	150,548,635.20
	CEUX	38,576	265.4000	10,238,072.05
	TQEX	5,403	265.4088	1,434,003.95

Total for the period	OSE	2,269,614	270.6095	614,179,222.55
	CEUX	153,872	271.3208	41,748,679.25
	TQEX	36,514	271.5881	9,916,768.85

Previously disclosed buy-backs under the first tranche of the 2024 programme	OSE	1,178,100	278.6503	328,277,941.10
	CEUX	42,258	277.9864	11,747,149.45
	TQEX	9,642	277.6596	2,677,193.75
	Total	1,230,000	278.6197	342,702,284.30

Total buy-backs under first tranche of the 2024 programme (accumulated)	OSE	3,447,714	273.3571	942,457,163.65
	CEUX	196,130	272.7570	53,495,828.70
	TQEX	46,156	272.8565	12,593,962.60
	Total	3,690,000	273.3190	1,008,546,954.95

Following the completion of the above transactions, Equinor ASA owns a total of 64,249,407 own shares, corresponding to 2.14% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 57,725,193 own shares, corresponding to 1.92% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: February 20, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer